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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of January, 2004
Commission File Number 0-30860

Axcan Pharma Inc.
(Exact Name of Registrant)

597, boul, Laurier, Mont-Saint-Hilaire (Quèbec), Canada J3H 6C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

This Form 6-K consists of: (1) Management Proxy Circular; (2) Notice of Annual General Meeting of Shareholders; and (3) Proxy.

MANAGEMENT PROXY CIRCULAR

        This Management Proxy Circular (the "Circular") is provided in connection with the solicitation by the management of Axcan Pharma Inc. ("Axcan" or the "Company") of proxies to be used at the Annual General Meeting of Shareholders of the Company to be held on February 19, 2004 at the time, place and for the purposes stated in the foregoing Notice, and at any adjournment thereof (the "Meeting").

        While proxies will be solicited primarily by mail, certain employees of Axcan may also solicit proxies in person or by telephone. Axcan may also retain the services of an outside proxy solicitation firm to aid in the solicitation of proxies. The cost of soliciting proxies will be borne by Axcan.

        Except where otherwise indicated, dollar amounts herein refer to Canadian dollars.

1.     APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

        A shareholder has the right to appoint a person to represent him/her at the Meeting other than the representatives designated in the enclosed form of proxy. Such right may be exercised by crossing out the names of the persons specified in the second paragraph in the proxy and by inserting in the space provided the name of the other person the shareholder wishes to appoint. Such other person need not be a shareholder.

        The proxy should be signed and deposited with Computershare Trust Company of Canada by mail at 1500 University Avenue, Suite 700, Montreal, Quebec, H3A 3S8 or faxed to 1-866-249-7775, so as to arrive not later than 5:00 p.m. (Montreal Time) on February 17, 2004, or if the Meeting is adjourned, not later than 5:00 p.m. (Montreal Time) on the business day (excluding Saturdays and holidays) before the reconvening of the Meeting.

        If the shareholder is an individual, please sign your name exactly as your shares are registered.

        If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.

        If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of a deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his/her name printed below his/her signature, and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

        In many cases, shares beneficially owned by a holder are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Beneficial holders should, in particular, review the heading "Voting of Common Shares — Advice to Beneficial Holders of Securities" in this Circular and carefully follow the instructions of their intermediaries.

        A proxy is revocable. The giving of a proxy will not affect the right of a shareholder to attend and vote in person at the Meeting. A shareholder, or his attorney authorized in writing, who executed a form of proxy may revoke it in any manner permitted by law, including the depositing of an instrument or revocation in writing at the Company's head office, located at 597, Laurier Blvd, Mont-Saint-Hilaire, Quebec, J3H 6C4, Canada at any time up to and including the day preceding the Meeting, or any adjournment thereof.

Voting of Common Shares — Advice to Beneficial Holders of Securities

        The information set forth in this section is of significant importance to many shareholders, as a substantial number of the shareholders hold common shares through brokers and their nominees and not in their own name. Shareholders who do not hold their common shares in their own name (referred to in this Proxy Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of the common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered under the name of the shareholder of the Company. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. Shares held by brokers or their nominees can only be voted (FOR or AGAINST any resolution or withhold from voting) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and nominees are prohibited from voting shares for their clients.

        Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. A Beneficial Shareholder receiving a proxy from an intermediary cannot use that proxy to vote shares directly at the Meeting, rather the proxy must be returned to the intermediary well in advance of the Meeting in order to have the shares voted.

Exercise of Discretion by Proxy holders

        The persons whose names are printed on the accompanying form of proxy will, on a show of hands or any ballot that may be called for, vote, withhold from voting or vote against a motion or proposal in respect of the shares for which they are appointed proxy holder in accordance with the direction of the shareholder appointing them. If no choice is specified by the shareholder, then such shares will be voted "FOR" the election of directors and "FOR" the reappointment of Raymond Chabot Grant Thornton as the Auditors of the Company.

2.     VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

        The common shares are the only securities of the share capital of the Company that carry voting rights. As at December 15, 2003, the Company had 45,038,745 common shares outstanding.

        The holders of common shares of record as at January 12, 2004 (the "Record Date") will be entitled to one vote per common share held. A list of shareholders entitled to vote at the Meeting will be available for inspection by shareholders on and after January 22, 2004 during normal business hours at the offices of Computershare Trust Company of Canada, 1500 University Street, Suite 700, Montreal, Quebec H3A 3S8, and will also be available for inspection at the Meeting.

        As at January 13, 2004, to the knowledge of the Company's management, there was no person who owned, directly or indirectly, or who exercised control or direction over more than 10% of the outstanding common shares of the Company.

3.     ELECTION OF DIRECTORS

        The Articles of the Company stipulate that the Board of Directors shall consist of a minimum of three (3) directors and a maximum of twelve (12) directors. Management proposes that the current members of the Board of Directors be re-elected for the fiscal year ending September 30, 2004 and that E. Rolland Dickson be proposed for election as a new director. Except where the authority to vote in favour of the election of directors is withheld, the persons whose names are printed on the enclosed form of proxy intend to vote FOR the election of the eleven (11) nominees whose names are set forth in the following table. Each director elected will hold office until the next annual meeting of shareholders or until that director's successor is duly elected, unless his office is vacated earlier. In the event that prior to the Meeting, any vacancies occur in the slate of nominees, it is intended that the discretionary power granted by the form of proxy shall be used by the persons named therein to vote at their discretion for any other person or persons as directors. Management is not aware that any of the nominees as directors is unwilling or unable to serve as director if elected.

        The following table sets forth, for each person nominated by management for election as a director, his name, municipality of residence, position with the Company, the year in which he first became a director, principal occupation and, to the knowledge of management, the number of common shares of the Company beneficially owned, directly or indirectly, or over which control or direction was exercised by each nominee as at December 15, 2003:

Name and municipality of residence	Position with the Company	Director since	Principal occupation	Common shares beneficially owned or over which control or direction is exercised
Léon F. Gosselin Mont Saint-Hilaire, Quebec	Chairman, President and Chief Executive Officer	1993	President and Chief Executive Officer of the Company	2,826,000	(1)
Dr. Claude Sauriol(2) Laval, Quebec	Director	1993	Consultant and Corporate Director	2,200,560	(3)
Jean Sauriol Laval, Quebec	Director	1993	Consultant and Corporate Director	2,203,160	(3)
François Painchaud(4) St-Lambert, Quebec	Secretary and Director	1995	Partner, Léger Robic Richard, g.p. (law firm) and Robic, g.p. (patent & trade-mark agents)	1,700
Colin R. Mallet(2)(6) Whistler, British Columbia	Director	1995	Corporate Director	5,000
Louis Lacasse(2)(5) Laval, Quebec	Director	1995	President, GeneChem Technologies Venture Fund L.P.	1,000
Jacques Gauthier(5)(6) Town of Mount Royal, Quebec	Director	1995	Consultant and Corporate Director	1,000
David W. Mims Birmingham, Alabama — USA	Executive Vice President and COO and Director	2000	Executive Vice President and COO of the Company	1,000
Michael M. Tarnow(5)(6) Boston, Massachusetts — USA	Director	2000	Consultant and Corporate Director	2,000
Daniel Labrecque Montreal, Quebec	Director	2003	President and Chief Executive Officer of N.M. Rothschild & Sons Canada Limited	—
E. Rolland Dickson Mantorville, Minnesota — USA	—	—	Consultant and Corporate Director	—

(1)
Includes a total of 2,825,000 shares owned by Gestion Axcan Inc., a company that is owned by Mr. Léon Gosselin and his family.

(2)
Member of the Audit Committee.

(3)
Includes a total of 2,197,060 common shares owned by Placements Jen-Clo Inc., a company that is owned by Dr. Claude Sauriol and Jean Sauriol for 50% each.

(4)
Mr. Painchaud's law firm has been paid U.S. $385,862 during fiscal 2003 for legal services rendered to the Company.

(5)
Member of the Compensation Committee.

(6)
Member of the Corporate Governance and Nomination Committee.

Biographies of members of the Board of Directors

Information contained in the following biographical notes and the Company shares beneficially owned or controlled by nominees for election as directors has been provided by each nominee. Options refer to Company share purchase option held by each nominee.

Léon F. Gosselin
Chairman of the Board,
President and Chief Executive Officer, Axcan Pharma Inc.
Léon F. Gosselin, 58, of Mont-Saint-Hilaire, Quebec, has served as Chairman of the Board, President, and Chief Executive Officer of Axcan Pharma Inc. since 1993.
He is the co-founder of Interfalk Canada Inc., the predecessor of Axcan Pharma, and has held various positions within the pharmaceutical industry including Assistant General Manager at Nordic Laboratories Inc., which is now part of Aventis S.A. He has also acted as a consultant in the pharmaceutical industry. Mr. Gosselin holds a Bachelor's degree in Biochemistry and an M.B.A. from the University of Sherbrooke.
 2,826,000 Common Shares
196,683 Options

François Painchaud
Corporate Secretary
Partner, Léger, Robic, Richard g.p., Law firm and Robic, Patent and Trademark Agents
François Painchaud, 40, of St-Lambert, Quebec, has served on the Board of Directors of Axcan Pharma Inc. as Secretary and Director since December 1995.
He is a partner of the law firm of Léger Robic Richard, a general partnership, and of the patent and trademark agent firm of Robic, a general partnership. These Montreal professional services firms are specialized in business law and intellectual property, including patent law, and Mr. Painchaud has oriented his practice towards the field of commercial law with particular emphasis on licensing of intellectual property and technology transfers.
 1,700 Common Shares
47,500 Options

E. Rolland Dickson
Consultant and Corporate Administrator
Dr. E. Rolland Dickson, 70, of Mantorville, Minnesota, USA is proposed for election to the Board of Directors of Axcan Pharma Inc.
He is Emeritus Mary Lowell Leary and has served in senior leadership positions at the Mayo Clinic, including as Section Head in the Division of Gastroenterology. Among other activities, Dr. Dickson has served on the Executive Committee of Mayo's Institutional Research Committee and was Chair of the Fiscal Committee. He also was Professor of Medicine at Mayo Medical School/Mayo Clinic and is Emeritus Medical Director of Development at the Mayo Foundation where he has served since 1993. In 1999, Dr. Dickson was appointed to the Board of Trustees of the Mayo Foundation. Dr. Dickson currently serves on the Board of Directors of NeoRx Pharmaceutical Corporation and of Pathway Corporation and is a member of the Scientific Advisory Board of Baxter International. He is President of Mayo Clinic Stiftung in Frankfurt, Germany and Chairman of the Board of Directors of the A.J. and Sigismunda Charitable Foundation.

Jacques Gauthier
Consultant and Corporate Administrator
Jacques Gauthier, 76, of Town Mount-Royal, Quebec, has served on the Board of Directors of Axcan Pharma Inc. since December 1995.
He has held various senior management positions, both in Canada and abroad, with Upjohn Laboratories Inc. and Upjohn International Inc., predecessor corporations to Pharmacia Corporation. In 1984, Mr. Gauthier joined Bio-Méga/Boehringer Ingelheim Research Inc. and served as President and General Manager until 1996. Mr. Gauthier is currently an advisor to management of the Montreal Clinical Research Institute and serves on the Board of Directors of a variety of medical and pharmaceutical companies and associations.
 Chair of Compensation Committee
Member of Corporate Governance Committee
1,000 Common Shares
47,500 Options

Daniel Labrecque
President and Chief Executive Officer, NM Rothschild & Sons Canada Limited
Daniel Labrecque, 48, of Montreal, Quebec, has served on the Board of Directors of Axcan Pharma Inc. since August 2003.
He began his career in 1977 as Auditor at Raymond, Chabot, Martin, Paré, then held various positions at the Royal Bank of Canada, the Mercantile Bank of Canada, the National Bank of Canada, Lévesque Beaubien Geoffrion, Schroder Canada and Lazard Canada. In April 2002, Mr. Labrecque joined Rothschild where he now acts as President and Chief Executive Officer of its Canadian operations. Mr. Labrecque is also Chairman of the Canadian INSEAD Foundation and member of the International Council of INSEAD, as well as Director of the C.D. Howe Institute and Director of La Fondation de l'Ecole Nationale de Cirque.
 20,000 Options

Louis P. Lacasse
President, GeneChem Venture Fund, l.p.
Louis P. Lacasse, 47, of Laval, Quebec, has served on the Board of Directors of Axcan Pharma Inc. since December 1995.
He is President of GeneChem Management Inc., an organization that manages Biotechnology Venture Capital funds. Prior to joining GeneChem in April 1997, Mr. Lacasse was Vice-President of Healthcare and Biotechnology of SOFINOV, the venture capital subsidiary of Caisse de dépôt et placement du Québec. During his ten years with SOFINOV and the Caisse de dépôt et placement du Québec, Mr. Lacasse was involved in numerous investments in small an medium-sized businesses in high technology industries such as biotechnology, software and telecommunications. He was also responsible the setting up a network of regional venture capital funds throughout Quebec and for investments in funds both in Canada and the US. He has been a member of the board of directors of many private and public companies including BioChem Pharma Inc. He is presently a director of four publicly traded companies and four privately held companies.
 Chairman of Audit Committee
Member of Compensation Committee
1,000 Common Shares
47,500 Options

Colin R. Mallet
Corporate Director
Colin R. Mallet, 59, of Vancouver, British Columbia, has served on the Board of Directors of Axcan Pharma Inc. since December 1995.
He has worked in senior executive positions in the pharmaceutical industry in Canada, the United Kingdom, Switzerland, Sweden and Southeast Asia. He was President and Chief Executive Officer of Sandoz Canada Inc. (now Novartis) for seven years and is a past Chair of the Canadian Association of Research-Based Pharmaceutical companies. He is currently a Director of four other pharmaceutical companies, AnorMED Inc., Methylgene Inc., Micrologix Biotech Inc., and Phytogen Inc., and is Chair of the Corporate Governance Committees for three of these companies.
 Chair of Corporate Governance and Nomination Committee
Member of Audit Committee
5,000 Common Shares
47,500 Options

David W. Mims
Executive Vice President and Chief Operating Officer, Axcan Pharma Inc.
David W. Mims, 41, of Birmingham, Alabama, USA, has served on the Board of Directors of Axcan Pharma Inc. since March 2000.
He has served as senior accountant at a major accounting firm before joining Russ Pharmaceuticals, Inc. in 1987 as Accounting Services Manager. In 1991, Mr. Mims helped found Scandipharm, Inc. and served the company as Vice President, Chief Operating Officer, and Chief Financial Officer. He resigned from Scandipharm, Inc. in March 1998 to join Cebert Pharmaceuticals, Inc. as Executive Vice President and Chief Operating Officer. Mr. Mims joined Axcan in 2000, shortly after the Company acquired Scandipharm, and presently serves as Executive Vice President and Chief Operating Officer. He is a Director of the University of Alabama, Birmingham (UAB) Research Foundation and a member of the American Institute of Certified Public Accountants and the Alabama Society of Certified Public Accountants.
 1,000 Common Shares
267,800 Options

Dr. Claude Sauriol
Business Consultant
Dr. Claude Sauriol, 62, of Laval, Quebec, has served on the Board of Directors of Axcan Pharma Inc. since 1993.
He is a founder of Biopharm Laboratory where he was President and Chief Executive Officer for more than 25 years. He also served Axcan Pharma as Vice President of Research and Development where, for three years, he was responsible for regulatory affairs and clinical research. He is currently a Director of Angiogene Inc. and Algorithme Pharma Inc. and is a member of the audit and compensation committees of these companies.
 Member of Audit Committee
1,102,030 Common Shares
46,000 Options

Jean Sauriol
Business Consultant
Jean Sauriol, 57, of Laval, Quebec, has served on the Board of Directors of Axcan Pharma Inc since 1993.
He is a co-founder of Biopharm Laboratory where he worked for more than 25 years and was Vice President of Manufacturing at Axcan Pharma until 1996. He also served as President and Chief Executive Officer of Althin-Biopharm Inc. for six years (an Althin-Axcan joint venture, sold in 2001).
 1,104,530 Common Shares
43,250 Options

Michael M. Tarnow
Business Consultant
Michael M. Tarnow, 59, of Boston, Massachusetts, USA, has served on the Board of Directors of Axcan Pharma Inc. since August 2000.
He has held various positions with Merck & Company, Inc. including President and Chief Executive Officer of Merck Frosst Canada from 1990 to 1994. From 1995 to 2000, he was President and Chief Executive Officer of Creative BioMolecules, a biotechnology company. Currently, he serves on the board of directors of several private and public healthcare and biotechnology companies.
 Member of Corporate Governance and Nomination Committee
Member of Compensation Committee
2,000 Common Shares
45,300 Options

4.     STATEMENT OF EXECUTIVE COMPENSATION

Compensation of executive officers

        The table below details compensation information for the last three fiscal years for the Chief Executive Officer of the Company and the five other most highly remunerated executive officers ("Named Executive Officers"), as measured by base salary and incentive bonuses during the most recently completed financial year. The Company paid its Named Executive Officers an aggregate of $2,214,306 in salaries and bonuses during fiscal 2003.

Summary Compensation Table

Name and principal position	Year	Salary (Cdn$)	Bonus (Cdn$)		Other Annual Compensation (Cdn$)	Long-Term Compensation Securities under options (#)	All Other Compensation (Cdn$)
Léon F. Gosselin President and Chief Executive Officer	2003 2002 2001	375 000 300 000 273 330	175 000 188 623 95 927		—	12 500 12 500 22 183	— — —
David W. Mims Executive Vice President Chief Operating Officer	2003 2002 2001	380 744 322 506 292 014	153 762 180 281 92 118	(1)	— —	7 500 112 500 17 800	— — —
Dr. François Martin Senior Vice President, Scientific Affairs	2003 2002 2001	210 221 182 700 168 422	66 241 59 648 41 250		— —	6 000 5 000 13 350	— — —
Jean Vézina Vice President, Finance and Chief Financial Officer	2003 2002 2001	160 200 150 200 142 993	43 099 44 580 33 305		— —	5 000 5 000 8 900	— — —
John R. Booth Senior Vice President North American Commercial Operations	2003 2002 2001	292 880 275 310 245 955	95 296 29 347 80 603	(1)	— —	6 000 5 000 13 350	— — —
Patrick L. McLean Senior Vice President European Commercial Operations	2003 2002 2001	195 700 185 200 159 762	63 163 51 603 50 000		— —	6 000 5 000 13 350	— — —

(1)
Amount paid in US$ but converted in Cdn$ for the purpose of this table, at the following rate: $US 1 = $Cdn 1.4644

Compensation of directors

        Compensation payable to outside directors was reviewed during the 2003 fiscal year, particularly the annual lump sum payable and the fees payable for committee meetings. For amounts payable to outside directors after May 2003, each of the outside directors receives an annual lump sum of U.S. $10,000 as well as a fee of U.S. $1,000 for each meeting of the Board of Directors or of a committee (U.S. $666 for each meeting held by way of conference call). Each Chairman of a committee receives an additional annual lump sum of U.S. $2,500. For the fiscal year ended September 30, 2003, the total amount of compensation paid to outside directors was U.S. $199,967.

        The Compensation Program for Directors remained unchanged with respect to stock options. According to this Program, when initially elected or re-elected to the Board, an outside director receives options to purchase 20,000 (upon his initial election) or 7,500 (upon his re-election) common shares. For the fiscal year ended September 30, 2003, options to purchase an aggregate of 52,500 common shares have been so granted; the exercise price is equal to the closing market price of the shares on the day before the grant.

        Annual options are subject to cancellation on any given year if an outside director fails in the opinion of the Board acting fairly, to reasonably fulfill his duties as an outside director.

Employment contracts

        During the year, the Compensation Committee renegotiated Léon F. Gosselin's employment contract with the Company, which was to expire on September 30, 2003. This new agreement, is for a term of 5 years and will expire on September 30, 2008. The Compensation Committee also negotiated a five-year employment contract with Mr. David W. Mims, Executive Vice President and Chief Operating Officer, which will expire on May 30, 2008. The new contracts which where ratified by the full board in November 2003 both contain usual termination provisions with a severance payment equal to two (2) times base salary.

5.     DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

        The Company maintains liability insurance policies covering directors and officers of the Company while acting in such capacity. Aggregate coverage for such matters is US$25,000,000 subject to a corporate deductible of US$500,000 per claim. The total premium paid by the Company in respect of this insurance coverage during the annual policy period from March 31, 2003 to April 1, 2004 is US$736,000.

6.     STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board Mandate

        The Board of Directors assumes ultimate responsibility for the stewardship of the Company and carries out its mandate directly and through considering recommendations it receives from the three (3) Committees of the Board and from management.

        Management is responsible for the day-to-day operations of the Company, and pursues Board approved strategic initiatives within the context of authorized business, capital plans and corporate policies. Management is expected to report to the Board on a regular basis on short-term results and longer term development activities.

        The Board is specifically responsible for:

  (a)
  Adoption of a strategic planning process;

  The Board's role is to ensure a strategic planning process is in place, to review the corporate strategy at least annually and to approve the Company's annual operating budget. Quarterly updates on achievement of financial objectives of the annual business plan, corporate development and strategic initiatives are presented to the Board by management;

  (b)
  Identification of principal risks and implementing risk-management systems;

  The strategic planning process involves consideration and understanding by the Board of the principal risks inherent in the Company's business. The Audit Committee also reviews financial risk-management issues;

  (c)
  Succession planning and monitoring senior management performance;

  The Board reviews the performance of the Chief Executive Officer and all matters related to senior management recruitment, leadership development, performance, compensation, organization structure and succession planning.

Operation of the Board

        The Board is currently comprised of ten (10) members. It is proposed that the shareholders elect eleven (11) directors at the Meeting. Each director is elected annually by the shareholders and serves for a term that will end at the Company's next annual meeting. The Board believes that eleven (11) directors is an appropriate number to ensure the Board will be able to function independently of management.

        All current directors except Mr. Gosselin, the Company's Chairman, President & Chief Executive Officer, Mr. Mims the Company's Executive Vice President and Chief Operating Officer and Mr. François Painchaud, the Company's Corporate Secretary are unrelated (within the meaning of that term in the TSX Guidelines).

        The Board has regularly scheduled quarterly meetings with special meetings to review matters when needed. The Board of Directors met 15 times in fiscal 2003.

Board Committees

        All Committees report and make recommendations to the Board on matters reviewed. Following is a brief description of the Committees of the Board that were in place in fiscal 2003.

Audit Committee

        The principal duties of the Audit Committee are to review annual and interim financial statements and all legally required public disclosure documents containing financial information prior to their approval by the directors, review the planned scope of the examination of the annual consolidated financial statements by the auditors of the Company and review the adequacy of the systems of internal accounting and audit controls established by the Company. The Audit Committee is also responsible for overseeing reporting on internal control and management information systems. Commencing with the 2004 fiscal year, the Audit Committee, or in the absence of the full committee, the Chairman of the Audit Committee is charged with pre-approving all engagements of the Company's auditors for audit-related and permitted non-audit services.

        The current members of the committee are its Chairman, Louis Lacasse, Dr. Claude Sauriol and Colin Mallet The Audit Committee met six (6) times in fiscal 2003.

Corporate Governance and Nomination Committee

        The Corporate Governance and Nomination Committee is responsible for developing and fostering a healthy corporate governance structure by working with the CEO and Corporate Secretary to set the agenda for the Board of Directors, adopting procedures to ensure effective Board operation, ensuring that functions and roles delegated to committees are appropriately carried out and that results are clearly reported to the Board as well as identifying and approaching qualified candidates to ascertain their interest in joining the Board.

        The current members of the committee are its Chairman Colin Mallet and Jacques Gauthier and Michael Tarnow. The Corporate Governance and Nomination Committee met four (4) times in fiscal 2003.

Compensation Committee

        The primary responsibility of the Compensation Committee is to evaluate the performance of the CEO and the other Named Executive Officers and to review their respective objectives and compensation. The Compensation Committee is also responsible for the compensation policies and benefits granted to employees of the Company and recommends Company guidelines including the establishment of categories of executives, pay scales, performance bonus guidelines, benefits and standardised grants of options for each category of executives.

        The Compensation Committee determines the compensation of executive officers based on industry data and with the goal to attract, retain and motivate key executive officers to ensure the long-term success of the Company.

        The compensation of senior executive officers is reviewed each year and includes the three (3) following components: base salary, annual bonus based on performance and grant of stock options.

        The grant of stock options has been an important element in the development of the Company's compensation policy and the Company's Stock Option Plan has been adopted to attract and retain current employees by offering an incentive measure that permits participation in the Company's long-term development.

        Based on the Company's achievements for the last fiscal year, the results regarding other Company strategic objectives and Mr. Gosselin's contribution to these results, the Compensation Committee has recommended, for the fiscal year ended September 30, 2003, the payment of a bonus calculated according to a formula determined in Mr. Gosselin's Employment Agreement and an additional bonus, these bonuses aggregating $175,000 for such fiscal year. Bonuses for the other senior executives were established pursuant to the Company's existing Compensation Plan.

        For the fiscal year 2003, the Compensation Committee was made up of the following directors: Jacques Gauthier, Louis Lacasse and Michael M. Tarnow and held five (5) meetings. The three (3) Compensation Committee members are unrelated directors and Mr. Jacques Gauthier is the Chairman of the Compensation Committee.

        The Compensation Committee has approved the publication of this report and its inclusion in the Management Proxy Circular.

Jacques Gauthier
Louis Lacasse
Michael M. Tarnow

Performance graph

        The following graph compares the cumulative total shareholder return for a Cdn $100 investment in common shares of the Company made on September 30, 1998 on Canadian exchanges (Montreal Exchange and Toronto Stock Exchange until December 1999 and Toronto Stock Exchange solely after that date) and the cumulative total return of the TSX S&P Stock Index for the period ended September 30, 2003.

7.     STOCK OPTION PLAN

        The Company has adopted a stock option plan (the "Stock Option Plan") for the directors, senior executives, full-time employees and consultants of the Company and its subsidiaries as designated from time to time by the Board of Directors of the Company or the Compensation Committee, pursuant to which options to purchase an aggregate of 4,500,000 common shares, which represent just below ten percent (10%) of all issued and outstanding common shares, may be granted.

        The number of common shares covered by any stock option, the exercise price, expiry date and vesting period of such stock option and any other matter pertaining thereto are determined by the Board of Directors of the Company or the Compensation Committee at the time of its grant.

        Options granted are non-assignable and no single person may be granted options covering more than 5% of the Company's issued and outstanding common shares. No option may be allotted for a period exceeding 10 years and the exercise price of each stock option is equal to the market value of the common shares on the date immediately preceding the grant of such stock option. The Stock Option Plan further provides that no more than 10% of the outstanding common shares may be reserved for issuance pursuant to stock options granted to insiders, or issued to insiders within a one-year period, and that no more than 5% of the outstanding common shares may be issued to any one insider and such insider's associates within a one-year period.

        As of September 30, 2003, options for the purchase of a total of 2,681,840 common shares were outstanding under the Stock Option Plan as follows:

Optionee Group	Number of Optionees	Number of Optioned Shares	Exercise Price (Cdn $)	Market Value Date of Grant (Cdn $)	Expiration Date
Senior Executives	14	13,400	6.00	6.00	December 21, 2005
		7,000	7.90	7.90	May 22, 2006
		20,000	11.05	11.05	August 20, 2007
		10,000	6.55	6.55	May 16, 2009
		38,000	7.45	7.45	May 24, 2009
		481,709	10.55	10.55	February 23, 2010
		5,000	12.60	12.60	August 9, 2010
		65,000	16.35	16.35	October 3, 2001
		15,000	15.25	15.25	November 8, 2010
		112,257	15.25	15.25	December 18, 2010
		536	15.20	15.20	February 21, 2011
		53,000	18.08	18.08	May 9, 2011
		30,000	17.00	17.00	July 17, 2011
		160,000	20.36	20.36	December 6, 2011
		66,000	22.00	20.36	December 18, 2011
		105,000	22.00	22.00	May 6, 2012
		71,000	17.00	17.00	November 11, 2012
		35,000	18.14	18.14	February 19, 2013

Directors who are not	8	9,000	7.45	7.45	May 24, 2009
Senior Executives		12,500	10.55	10.55	February 23, 2010
		144,550	15.25	15.25	November 8, 2010
		52,500	15.20	15.20	February 21, 2011
		52,500	19.04	19.04	February 20, 2012
		52,500	18.14	18.14	February 19, 2013
		20,000	18.74	18.74	September 25, 2013

Other Employees of the	230	12,000	11.25	11.25	July 7, 2008
Company		23,000	6.00	6.00	December 22, 2009
		245,388	10.55	10.55	February 23, 2010
		17,400	10.00	10.00	April 25, 2010
		2,500	12.60	12.60	August 9, 2010
		18,200	15.25	15.25	November 8, 2010
		98,400	15.25	15.25	December 18, 2010
		31,300	15.20	15.20	February 21, 2011
		17,250	18.08	18.08	May 9, 2011
		4,500	17.00	17.00	July 17, 2011
		10,500	18.00	18.00	September 5, 2011
		17,500	16.45	16.45	October 11, 2011
		5,000	20.36	20.36	December 6, 2011
		167,800	22.00	20.36	December 18, 2011
		29,000	19.15	19.15	February 19, 2012
		18,000	22.00	22.00	May 6, 2012
		13,000	19.96	19.96	August 6, 2012
		22,000	17.80	17.80	November 10, 2012
		227,800	17.00	17.00	December 10, 2012
		34,500	17.85	17.85	February 18, 2013
		10,000	18.14	18.14	February 19, 2013
		50	15.32	15.32	April 14, 2013
		10,500	16.02	16.02	May 11, 2013
		14,800	18.05	18.05	August 5, 2013

        The tables below set forth information regarding grants of share options under the Stock Option Plan to the Named Executive Officers and options exercised by them during the fiscal year ended September 30, 2003.

OPTION GRANTS TO NAMED EXECUTIVE OFFICERS DURING THE LAST FISCAL YEAR

Name	Optioned Shares	% of Total Options Granted to Employees in fiscal Year	Exercise or Base Price (Cdn $/Share)	Market Value of Securities Underlying Options on the Date of Grant (Cdn $/Share)	Expiration Date
Léon F. Gosselin	12,500	2.4%	17.00	17.00	November 11, 2012
David W. Mims	7,500	1.4%	17.00	17.00	November 11, 2012
François Martin	6,000	1.1%	17.00	17.00	November 11, 2012
Jean Vézina	5,000	0.9%	17.00	17.00	November 11, 2012
John R. Booth	6,000	1.1%	17.00	17.00	November 11, 2012
Patrick L. McLean	6,000	1.1%	17.00	17.00	November 11, 2012

OPTIONS EXERCISED BY NAMED EXECUTIVE OFFICERS DURING THE LAST FISCAL YEAR
AND YEAR-END OPTION VALUES

					Value of Unexercised Options at Year-End (Cdn $)
			Unexercised Options at Year-End
Name	Shares Purchased on Exercise	Aggregate Value Realized (Cdn $)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Léon F. Gosselin	—	—	8,000	2,000	$86,640	$21,660
	—	—	83,700	55,800	$647,001	$431,334
	—	—	8,873	13,310	$26,885	$40,329
	—	—	2,500	10,000	—	—
	—	—	—	12,500	—	$16,000

David W. Mims	—	—	78,000	52,000	$802,940	$401,960
	—	—	7,120	10,680	$21,574	$32,380
	—	—	1,500	6,000	—	—
	—	—	21,000	84,000	—	—
	—	—	—	7,500	—	$9,800

François Martin	—	—	20,000	—	$144,600	—
	2,000	$19,146	6,000	2,000	$64,980	$21,660
	—	—	18,331	12,222	$141,699	$94,476
	—	—	5,340	8,010	$16,180	$24,270
	—	—	1,000	4,000	—	—
	—	—	—	6,000	—	$7,680

Jean Vézina	3,000	$36,900	8,400	—	$103,152	—
	—	—	8,000	2,000	$86,640	$21,660
	—	—	19,060	12,707	$147,334	$98,225
	—	—	3,560	5,340	$10,787	$16,180
	—	—	1,000	4,000	—	—
	—	—	—	5,000	—	$6,400

John R. Booth	31,200	$246,427	—	20,800	—	$160,784
	5,340	$18,714	—	8,010	—	$24,270
	12,000	$4,211	—	18,000	—	$3,800
	—	—	1,000	4,000	—	—
	—	—	—	6,000	—	$7,680

Patrick L. McLean	12,500	$147,257	5,000	6,000	$59,650	$68,650
	—	—	8,000	2,000	$86,640	$21,660
	—	—	30,083	20,083	$232,619	$155,087
	—	—	5,340	8,010	$16,180	$24,270
	—	—	1,000	4,000	—	—
	—	—	—	6,000	—	$7,880

8.     STOCK PARTICIPATION PLAN

        The Company has adopted an employee stock participation plan (the "Participation Plan"). The Participation Plan provides certain full-time employees of the Company with the opportunity to purchase common shares and thereby participate in the growth and development of the Company. The maximum number of common shares which may be purchased pursuant to the Participation Plan is 185,000.

        Pursuant to the Participation Plan, eligible employees are entitled to purchase annually a number of common shares, at a price equal to the market value as of the date immediately preceding the date of purchase, having an aggregate purchase price not exceeding 5% of their annual salary. The Company contributes an additional sum equal to 50% of the eligible employee's contribution to be used toward the purchase of additional common shares.

        As of September 30, 2003, 92,687 common shares had been purchased pursuant to the Participation Plan.

9.     CORPORATE GOVERNANCE

        Axcan's Board of Directors considers that good corporate governance practices are essential for the effective and prudent operation of the Company and for achieving its objective, which is the enhancement of shareholder value. During fiscal 2003, the mandate of the Governance Committee was updated to ensure it adequately reflects the current responsibilities of that Committee.

        The Toronto Stock Exchange ("TSX") published proposed amendments to its current corporate governance guidelines in the Spring of 2002 which have yet to be formally implemented as of the date hereof. In November 2002, the TSX circulated a further set of proposed amended corporate governance guidelines. In addition, since April 7, 2003, the Ontario Securities Act empowers the Ontario Securities Commission to make rules dealing with corporate governance. Once new guidelines or regulations are adopted, the Board will re-assess its corporate governance practices and make any necessary changes. A description of the Company's corporate governance practices follows in tabular form with reference to the guidelines on corporate governance issued by The Toronto Stock Exchange ("TSX") but taking into account some of the proposed modifications and the effect of the recently enacted Sarbanes-Oxley Act in the United States and rules of the NASDAQ National Market.

GUIDELINES		AXCAN'S PRACTICES
1.	The Board of Directors should explicitly assume responsibility for stewardship of the Company, and as part of the overall stewardship responsibility, should assume responsibility for:	The Board of Directors of the Company assumes responsibility for the stewardship of the Company and the enhancement of shareholder value. The Board has formalized its position on corporate governance in a documented statement of Axcan Corporate Government Principles, which was adopted by the Board. All key issues recommended by the TSX Guidelines are addressed in the Principles, and include the following:

(a) adoption of strategic planning process and approval of the strategic plan, which takes into account, among other things, the opportunities and risks for the business;	A strategic planning process is in place, and the Board formally reviews strategic options and risks each year and approves the strategic plan for the future. On an ongoing basis, the Board monitors management's success in implementing the strategies set out in the plan and provides guidance on the evolution of its plan.
(b) the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks;
The Board, through its Committees and as a whole, has implemented a process for the regular review of principal business risks and the systems to manage these risks, with a view to the long-term viability of the Company.
(c) succession planning, including appointing, training and monitoring senior management;	The Company has established performance review, staff development and succession planning systems, including a contingency plan, which are monitored by the Compensation Committee of the Board.
(d) a communications policy for the Company;
An investor relations group has been formed and a formal communication policy (the "Disclosure Policy") has been approved by the Board, to foster enhanced communication between the Board, the Company's shareholders and its senior management. The Board reviews the contents of all major disclosure documents prepared by or on behalf of the Corporation, this includes, among others, the Annual Report, the Annual Information Form, and Management's Discussion and Analysis of quarterly results. Quarterly earnings conference calls are accessible on a live and recorded basis via telephone and Internet.
(e) the integrity of the Company's internal control and management information systems;
The Audit Committee acts on behalf of the Board of Directors in monitoring internal accounting controls and other financial management of the Company. It meets on a quarterly basis, to review the financial position of the Company, in order to provide reasonable assurances that the Company is in compliance with applicable laws and regulations, is conducting its affairs ethically, and monitors the existence of effective operating and financial controls and the integrity of internal controls and accounting systems.

	(f) ensuring that the Company publishes and complies with both the spirit and the letter of the Code of Ethical Conduct.	The Company has adopted and is currently implementing a new Business Ethics and Conduct Code. The Code specifically includes provisions dealing with accounting integrity, and compliance. The Company has carried out employee training with respect to the Code. The Code provides for a confidential "Whistle blowing" mechanism through a confidential and anonymous internet and telephone based notification system. A copy of the Code is available on the Company's Website.
2.	The Board of Directors should be constituted with a majority of the individuals who qualify as "unrelated" directors (independent of management and free from conflicting interest).
Three of the eleven persons proposed for election to the Board are related to the Company, under the TSX Guidelines. These are Mr. Léon F. Gosselin (CEO), Mr. David W. Mims (COO) and Mr. François Painchaud, who is a partner of a law firm and of a patent and trade-mark agents firm retained by the Company. The remaining seven persons, Messrs. Jacques Gauthier, Louis Lacasse, Colin R. Mallet, Michael M. Tarnow, Claude Sauriol, Jean Sauriol, E. Rolland Dickson and Daniel Labrecque are all unrelated under the TSX Guidelines and are deemed to be "independent" under the NASDAQ rules.
3.	The Board of Directors will assess and disclose on an annual basis:
	(a) whether the Board of Directors has a majority of unrelated directors; and	The Board has a majority of unrelated directors (see section 2).
(b) the analysis of the application of the principles supporting this conclusion.
The Corporate Governance and Nomination Committee consists of three unrelated Directors, who are responsible for reviewing and making recommendations on the size and composition of the Board of Directors and standing committees of the Board of Directors, and for reviewing corporate governance matters. This Committee, which currently consists of Messrs. Gauthier, Mallet and Tarnow, had four (4) meetings during fiscal 2003. The Corporate Governance and Nomination Committee reviews questionnaires completed by current Directors to ascertain Board member independence. In proposing candidates to the Board of Directors, the business interests and relationships of the candidates are reviewed to ensure that such nominees would be able to act in the best interests of the Company.

4.	The Board of Directors should appoint a committee of Directors, composed exclusively of outside directors (a majority of whom are unrelated Directors) responsible for proposing new nominees to the board and for assessing Directors.	The Corporate Governance and Nomination Committee has the mandate to recommend qualified candidates for the Board of Directors, and to review nominees for re-election.
5.	The Board of Directors should implement a process for assessing the effectiveness of the Board of Directors, its committees and the contribution of individual directors.
The Corporate Governance and Nomination Committee examines on an annual basis, together with the Chairman of the Board, the performance and contribution of directors proposed for re-election and ensures that they are still eligible pursuant to applicable laws. In addition, they assess the effectiveness of the Board as a whole, and of its committees, on an annual basis. Each director also has to complete a questionnaire to assess his own effectiveness and that of the other Board members and meet with the Chairman of the Board on an annual basis to discuss the efficacy of the Board and his contribution as a Board member.
	Meeting Participation in 2003
	A	B	C	D
Jacques Gauthier	14	—	5	4
Léon F. Gosselin	14	—	—	—
Louis Lacasse	15	6	5	—
Daniel Labrecque*	2	—	—	—
Colin R. Mallet	14	6	—	4
David W. Mims	15	—	—	—
François Painchaud	15	—	5	—
Claude Sauriol	15	6	—	—
Jean Sauriol	14	—	—	—
Michael M. Tarnow	13	—	4	3

Total Meetings	15	6	5	4

Note *Mr. Labrecque was appointed to the Board on August 7, 2003.
A = Board, B = Audit Committee, C = Compensation Committee, D = Corporate Governance and Nomination Committee.

6.	Every Company should have an orientation and education program for new recruits to the Board of Directors.	A Directors' Manual outlines the responsibilities, policies and practices of the Board, its Committees and Senior Management. This provides the framework for orientation and education of new recruits to the Board.
New members of the Board of Directors will receive training in the form of presentations and up-to-date documentation containing the basic information on the Company and its affairs.
Management makes presentations on various aspects of the Company's business to the Board of Directors, on a regular basis.

During fiscal 2003 the Board held an intensive training and assessment session with an independent consultant. During this training the Board reviewed best corporate governance practices and assessed its own practices against those reviewed.

7.	Every Board of Directors should examine its size to determine the impact of the number upon effectiveness, and where appropriate, undertake a program to reduce the size to facilitate more effective decision making.	The Corporate Governance and Nomination Committee and the Board of Directors as a whole annually monitor the size and composition of the Board of Directors. The current view is that eleven Board members, including eight unrelated directors, is an effective number for decision making and Committee participation.
8.	The Board of Directors should review director compensation and ensure such compensation realistically reflects the responsibilities and risk involved in being a director.
The Compensation Committee reviews the amount and form of Director compensation periodically and submits recommendations to the Board of Directors to ensure that such compensation realistically reflects the responsibilities and risks associated with the position of Director (see section 4 "Statement of Executive Compensation — Compensation Committee Report").
9.	Committees of the Board of Directors should generally be composed of outside Directors, a majority of whom are unrelated Directors.	All Committees of the Board are composed solely of outside directors, all of whom are unrelated.
10.	The Board of Directors should assume responsibility for, or assign to a committee of Directors, general responsibilities for developing the Company's approach to governance issues.
The Corporate Governance and Nomination Committee of the Board of Directors ensures that an effective and efficient approach to corporate governance is developed, and makes recommendations to the full Board of Directors for implementation. An independent consultant conducted a review of the Company's practices, the result of which served as a baseline to implement enhanced Corporate Governance practices.

In addition to this report, the Corporate Governance and Nomination Committee and the Board have reviewed and approved the Company's response to the TSX Guidelines and recent proposed amendments. The TSX has published proposed amendments to its current corporate governance guidelines in the Spring of 2002 which have yet to be formally implemented by the TSX as of the date hereof. In November 2002, the TSX circulated a further set of proposed amended corporate governance guidelines. In addition, since April 7, 2003, the Ontario Securities Act empowers the Ontario Securities Commission to make rules dealing with corporate governance. Once new guidelines or regulations are adopted, the Board will re-assess its corporate governance practices and make any necessary changes. The Corporate Governance and Nomination Committee is also aware of the relevant aspects of the U.S. Sarbanes-Oxley Act and of the NASDAQ National Market.

11.	The Board of Directors together with the Chief Executive Officer should develop position descriptions for the Board of Directors and for the Chief Executive Officer. The Board of Directors should approve or develop the corporate objectives that the Chief Executive Officer is responsible for meeting.	The Board of Directors periodically reviews the definition of the limits of Management's responsibilities, and annually approves the corporate objectives, which the CEO is responsible for meeting.
12.	The Board of Directors should have in place appropriate structures and procedures to ensure that the Board of Directors can function independently of management.
The Board meets independently of management and "inside" Directors at each of its meetings. The Board feels that it is in the best interests of the Company and its shareholders that Léon F. Gosselin act as Chairman of the Board, as well as performing an executive role as President and CEO. While there is no "Lead Director", the Corporate Governance and Nomination Committee performs some of these functions.
13.
The Audit Committee of the Board of Directors should be composed only of unrelated outside Directors and should have (i) specially defined roles and responsibilities set out in a charter; (ii) direct communication channels with the internal and external auditors; and (iii) oversight responsibility for management reporting on internal control. All members should be financially literate and at least one member should have accounting or related financial expertise.
The Audit Committee of the Board of Directors is composed entirely of outside and unrelated Directors. The Audit Committee consists of three unrelated Directors. It has a written charter, which was adopted by the Board and updated in November 2002. The Audit Committee assists the Board of Directors in fulfilling its responsibilities for the Company's accounting and financial reporting practices, by reviewing the quarterly and annual consolidated financial statements, the adequacy of internal control systems, any relevant accounting, financial and security matters, and the management of financial and system risks, and recommending the appointment of external auditors, who report to the committee and meet with them quarterly both with and without management present. Commencing in fiscal 2004, any significant non-audit services provided by the Company's external auditors will require prior Audit Committee approval. This Committee met six (6) times in 2003; it currently consists of Messrs. Lacasse, Mallet and Claude Sauriol, all of whom are financially literate and have held senior positions with financial responsibility. The Audit Committee is constituted in accordance with SEC rules and further complies with the requirement of Sarbanes-Oxley that there be at least one "Audit Committee Financial Expert", Mr. Lacasse, who is independent of management.
14.	The Board of Directors should implement a system which enables an individual director to engage an outside advisor at the Company's expense, in appropriate circumstances.
The Audit Committee may engage outside advisors, including independent counsel, at the expense of the Company. Individual Directors and other Board Committees may engage outside advisers at the expense of the Company, with the prior approval of the Chairman.

10.   SHAREHOLDERS COMMUNICATIONS

        The Board of Directors is of the view that management is primarily responsible for all communications on behalf of the Company with shareholders and the public at large. The Company employs a Director, Investor relations, whose primary responsibilities include investor and shareholder relations. Management is of the view that the Company is properly discharging its continuous disclosure obligations and addressing enquiries from shareholders and the investment community.

11.   APPOINTMENT OF AUDITORS

        Raymond Chabot Grant Thornton, chartered accountants, have been the auditors of the Company since September 1995.

Audit Fees

        Raymond Chabot Grant Thornton billed the Company and its subsidiaries U.S.$222,000 for professional services rendered for the audit of the Company's financial statements for fiscal year 2003.

Financial Information Systems Design and Implementation Fees

        Raymond Chabot Grant Thornton did not bill the Company and its subsidiaries for any professional services rendered for financial information systems design and implementation fees for fiscal year 2003.

All Other Fees

        Raymond Chabot Grant Thornton billed the Company and its subsidiaries U.S.$181,000 for audit related services and U.S.$291,000 for other non-audit services for fiscal year 2003. Audit related services include due diligence and consultation on acquisitions and other business transactions, internal control advisory services outside of the scope of the audit, and issuance of consents and comfort letters. Other non-audit services include fees billed for tax planning, assistance with preparation of various tax returns, tax services rendered in connection with acquisitions made by the Company and tax advice on other related matters, and other miscellaneous management consulting services, not involving information systems design and implementation services.

        Except where the authority to vote in favour of the appointment of Raymond Chabot Grant Thornton is withheld, the persons whose names appear on the enclosed form of proxy intend to vote for the appointment of Raymond Chabot Grant Thornton, chartered accountants, as auditors of the Company and to authorize the Board of Directors to determine the auditors' remuneration. The auditors will hold office until the next annual meeting of shareholders or until their successors are appointed.

12.   AMENDMENT TO THE MEETING AGENDA

        Except as otherwise specifically indicated, the information contained herein is given as at January 22, 2004. Management of the Company presently knows of no matters to come before the Meeting other than matters identified in the Notice of the Meeting. If any matters which are not known should properly come before the Meeting, according to the discretion conferred to them by the form of proxy, the persons named in the enclosed form of proxy will vote on such matters according to their best judgment.

13.   SHAREHOLDERS PROPOSALS

        Shareholders who wish to submit a proposal for consideration at the next annual meeting to be held in 2005 must do so by submitting them to the attention of the Secretary of the Company on or before October 24, 2004 in the manner and subject to the limitations prescribed by the Canada Business Corporations Act.

14.   APPROVAL OF THE DIRECTORS

        The Directors of the Company have approved the content and sending of this Circular to the shareholders, directors and auditors of the Company.

(Signed by)

François Painchaud Secretary
Mont Saint-Hilaire, Quebec, January 22, 2004.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that the annual general meeting of the holders of common shares of AXCAN PHARMA INC. ("Axcan" or the "Company) will be held at the Hotel Omni Mont-Royal, in the Salon Pierre de Coubertin, 1050 Sherbrooke Street West, Montreal, Quebec, on Thursday, February 19, 2004 at 9:00 a.m. (local time) for the following purposes:

1)
to receive the report of management and the consolidated financial statements together with the auditors' report thereon for the fiscal year ended September 30, 2003;

2)
to elect directors for the ensuing year;

3)
to appoint auditors for the ensuing year and authorize the directors to fix the auditors' remuneration; and

4)
to transact such other business as may properly come before the meeting and any adjournment thereof.

        The information circular for the solicitation of proxies for the meeting is appended to this Notice. A copy of the annual report to shareholders and a form of proxy for the meeting are also enclosed with this Notice.

Mont Saint-Hilaire, Quebec, January 22, 2004.

By order of the Board of Directors (signed by)

François Painchaud Secretary

        Holders of common shares may exercise their rights by attending the meeting or by completing a form of proxy. The holders of common shares who will be unable to attend the meeting in person are kindly asked to sign and return the enclosed form of proxy.

PROXY

        This Proxy is solicited by management for the Annual General Meeting of Shareholders referred to below and should be read in conjunction with the accompanying Notice of Meeting and Management Proxy Circular.

        The undersigned shareholder of Axcan Pharma Inc. (the "Company") hereby appoints Mr. Léon F. Gosselin, or, failing him, Mr. David W. Mims, or (see Note)                          with full power of substitution, his true and lawful attorney, or proxies or proxy, for and in his name, to appear and vote any and all shares of the Company registered in the name of the undersigned, at the Annual General Meeting of Shareholders to be held on Thursday, February 19, 2004, and at any and all adjournments thereof, with instructions to vote upon the following matters:

1.     Election of directors

  ☐  Vote FOR the nominees listed below:

  ☐  WITHHOLD AUTHORITY to vote for the nominees

• E. Rolland Dickson • Jacques Gauthier • Léon F. Gosselin • Daniel Labrecque • Louis Lacasse • Colin R. Mallet	• David W. Mims • François Painchaud • Dr. Claude Sauriol • Jean Sauriol • Michael M. Tarnow

2.     Appointment of RAYMOND CHABOT GRANT THORNTON as auditors of the Company

  ☐  Vote FOR

  ☐  WITHHOLD AUTHORITY

3.     At his discretion with respect to other matters or amendments or variations to the above matters as may properly come before the Meeting.

        Hereby revoking any proxy previously given.

        This proxy, when properly executed, will be voted in accordance with the directions of the undersigned shareholder. In the absence of such directions, this proxy shall be voted FOR each of the matters described above.

Dated this , 2004	Shareholder's Signature

NOTES:

1.
A shareholder has the right to appoint a person to represent him/her at the Meeting other than the representatives designated in this proxy. Such right may be exercised by crossing out the names of the persons specified in the second paragraph in this proxy and by inserting in the space provided the name(s) of the other person the shareholder wishes to appoint. Such other person(s) need not be a shareholder.

2.
This proxy should be signed and deposited with Computershare Trust Company of Canada by mail at 1500 University Avenue, Suite 700, Montreal, Quebec, H3A 3S8 or faxed at 1-866-249-7775 so as to arrive not later than 5:00 p.m. (Montreal time) on February 17, 2004, or, if the Meeting is adjourned, not later than 5:00 p.m. on the business day (excluding Saturdays and holidays) before the reconvening of the Meeting.

3.
If the shareholder is an individual, please sign your name exactly as your shares are registered.

  If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.

  If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of a deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his/ her name printed below his/ her signature, and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

  In many cases, shares beneficially owned by a holder are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Beneficial holders should, in particular, review the section entitled "Advice to Beneficial Holders" of Securities in the accompanying Management Proxy Circular and carefully follow the instructions of their intermediaries.

  All shareholders should refer to the accompanying Management Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

4.
If this proxy is not dated in the space provided, it is deemed to bear the date February 17, 2004.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXCAN PHARMA INC.
Date: January 23, 2003
	By:	/s/ JEAN VÉZINA
	Name:	Jean Vézina
	Title:	Vice-President, Finance and Chief Financial Officer

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